UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   October 2006             File No.    1127307

Golden Goliath Resources LTD

(Name of Registrant)

711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

1.

News Release dated October 30, 2006

2.

Notice of Meeting and Record Date dated October 31, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources LTD

(Registrant)

Dated: November 14, 2006                                     By: /s/ J. Paul Sorbara

President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

October 30, 2006 PR 18/06

US:GGTH-F

LAS BOLAS EXPLORATION CONTINUES

The Company is pleased to report that exploration work has resumed at the Company’s 100% owned Las Bolas project in north western Mexico. A planning session for this next stage of exploration, was recently held in Vancouver involving the Company’s technical team, senior officers and several Directors, including Mr. Marc Legault, Vice President of New Projects for Agnico Eagle Mines Ltd. The exploration program is designed to follow up drilling conducted earlier this year which expanded the mineralized area to 1,200 metres by 600 metres on surface and 450 metres vertical. Messrs. Sorbara and Legault will be visiting the project for several days later next week to further design the next phase of exploration work and evaluate the current activities.

The current program includes extending the IP geophysical survey to the west in order to cover the area of the old El Manto mine. The grid for this survey is currently being cut. The program will also include further rehabilitation of old mine tunnels and the first mechanized attempt to re-open old vertical shafts, such as Arbolito, where extremely high grade sulphide mineralization has been found in adjacent dumps. Further drilling is also part of this program, and will include deep diamond drill holes and a test of the high grade Papacho Trend near the Arbolito shaft.

The planned program will also include follow up of the targets currently being drilled in the San Timoteo/Las Trojas and Reforma areas, located about 5 kilometres northeast of Las Bolas. The Company is still waiting for assays from the first holes in this area which are expected in approximately two weeks.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

October 31, 2006

Dear Sirs:

All applicable Exchanges and Commissions

Subject:

GOLDEN GOLIATH RESOURCES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type : Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification : 381059104/CA3810591048/COMMON
3.	CUSIP/Class of Security entitled to vote : 381059104/CA3810591048/COMMON
4.	Record Date for Notice :	05 Dec 2006
5.	Record date for Voting :	05 Dec 2006
6.	Beneficial Ownership determination date :	05 Dec 2006
7.	Meeting Date :	25 Jan 2007
8.	Meeting Location : Vancouver, BC

Sincerely,

“Brian Kim”

Meeting Specialist

Client Services Department

Tel: 604.661.9400 Ext 4139